UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
			     (Amendment No. 1)*


                 WESTERN ASSET VARIABLE RATE STRATEGIC FUND INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   957667108
                                 (CUSIP Number)


           Relative Value Partners, LLC, 1033 Skokie Blvd, Suite 470
		       Northbrook, IL 60062, 847-513-6300
		(Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)

				June 3, 2015
	  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 957667108	 	13D	 	Page 2 of 5 Pages

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1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Relative Value Partners, LLC  TIN 20-1026469
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2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
(a)    [ ]
(b)    [ ]
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3.	 SEC USE ONLY

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4. 	SOURCE OF FUNDS (see instructions)

	OO
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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)     [ ]
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6. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 	7.	SOLE VOTING POWER: 1,693,732

 	8.	SHARED VOTING POWER: 0

 	9.	SOLE DISPOSITIVE POWER: 1,693,732

 	10. 	SHARED DISPOSITIVE POWER: 0
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11. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,693,732
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12. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see instructions)    [ ]
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13. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25.40%
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14. 	TYPE OF REPORTING PERSON (see instructions)

	IA
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CUSIP No. 957667108	 	13D	 	Page 3 of 5 Pages

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This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed on behalf of the Reporting Person to amend the Schedule 13D related to the Common Stock of the Issuer previously filed by the Reporting Person with the Securities and Exchange Commission on May 21, 2015 (as amended, the "Schedule 13D"). This Amendment No. 1 is being filed to report a change in beneficial ownership relating to the disposition of shares of Common Stock of the Issuer by the Reporting Person. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
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Item 3.  Source or Amount of Funds or Other Consideration.


Item 3 is hereby supplemented to add the following:

The Reporting Person has acquired additional Shares on behalf of the advisory clients whom the Reporting Person serves. All funds are client funds, including advisory client funds that are funds of the principals of the Reporting Person. Individual advisory client accounts may be levered, but the Reporting person as a whole has not borrowed or leveraged any assets to facilitate purchases of the Issuer, nor will it do so for any purchases in the future.
--------------------------------------------------------------------------------


Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Person plans to continue acquiring Shares of the Issuer on the open market for the purpose of acquiring more influence over the Board of Directors, and as long as the Reporting Person believes that the Shares represent an attractive investment opportunity.

The Reporting Person may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Person's investment in the Shares and the Issuer, including, without limitation, matters concerning the Issuer's business, operations, governance, management, capitalization and strategic plans. The Reportig Person may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work togethers with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer's business, operations, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.
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CUSIP No. 957667108	 	13D	 	Page 4 of 5 Pages

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Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The following disclosures are based on 6,669,153 shares of the Common Stock outstanding as reported by Bloomberg as of June 3, 2015, the date by which the Reporting Person became required to file this statement:

(a) The Reporting Person owns 1,693,732 shares of Common Stock, representing approximately 25.40% of the outstanding Common Stock of the Issuer.

(b) The Reporting Person has sole power of these Shares to vote or direct the vote, or dispose or to direct the disposition.

(c) Since the filing of Schedule 13D, the Reporting Person purchased an aggregate of 81,795 Shares on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $1,344,262.41 and sold an aggregate of 8,234 Shares on the open market for a total (excluding trading commissions and related administrative costs) of $134,599.09, as follows:

--- On May 14, 2015, the Reporting Person sold 2,095 Shares at an average price of $16.38 per share;

--- On May 15, 2015, the Reporting Person sold 164 Shares at an average price of $16.34 per share;

--- On May 18, 2015, the Reporting Person sold 1,215 Shares at an average price of $16.35 per share;

--- On May 19, 2015, the Reporting Person sold 193 Shares at an average price of $16.25 per share;

--- On May 20, 2015, the Reporting Person sold 339 Shares at an average price of $16.22 per share;

--- On May 27, 2015, the Reporting Person sold 806 Shares at an average price of $16.30 per share;

--- On May 28, 2015, the Reporting Person sold 171 Shares at an average price of $16.28 per share;

--- On May 29, 2015, the Reporting Person sold 1,972 Shares at an average price of $16.34 per share;

--- On June 1, 2015, the Reporting Person bought 36,339 Shares at an average price of $16.39 per share, and sold 980 Shares at an average price of $16.38 per share;

--- On June 2, 2015, the Reporting Person bought 27,156 Shares at an average price of $16.45 per share, and sold 299 Shares at an average price of $16.41 per share;

--- On June 3, 2015, the Reporting Person bought 18,300 Shares at an average price of $16.50 per share.

In addition to these transactions on the open market effected by the Reporting Person, May 26, 2015, 478 Shares were transferred out of the Reporting Person's control by clients the Reporting Person serves, and on May 29, 2015, approximately 6 Shares were acquired through dividend reinvestments due to custodian error.

(d) To the knowledge of the Reporting Person, other than described in this
Schedule 13D, no other person is known to have the right to receive or the powerto direct the receipt of dividends from, or the proceeds from the sale of shares owned by it.

(e) Not applicable.
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CUSIP No. 957667108	 	13D	 	Page 5 of 5 Pages

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				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


			    Relative Value Partners, LLC


                                  June 8, 2015
	                  -------------------------------
	                              DATE


	                        /s/ MAURY FERTIG
                          -------------------------------
                                    SIGNATURE

	                   MAURY FERTIG/MANAGING MEMBER
	                 --------------------------------
	                           NAME/TITLE